FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the followings:

1.	Press release dated October 25, 2007 regarding Revisions to Consolidated Interim Business Forecast for Fiscal 2007

2.	Press release dated October 31, 2007 regarding Consolidated Financial Results for the First Half of Fiscal 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 1, 2007	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Revisions to Consolidated Interim Business Forecast

for Fiscal 2007

Tokyo, October 25, 2007 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to the Company’s consolidated interim business forecast for fiscal 2007, the year ending March 31, 2008, which were announced on September 14.

1. Revisions of Consolidated Interim Business Forecast (from April 1, 2007 to September 30, 2007)

(Billions of yen)

	Revenues	Operating income	Income before income taxes and minority interests	Income (loss) before minority interests	Net income (loss)
Previous forecast (A)	4,950.0	90.0	80.0	10.0	(35.0)
Revised forecast (B)	5,280.0	121.0	136.0	35.0	(13.5)
(B) – (A)	330.0	31.0	56.0	25.0	21.5

% change	7%	34%	70%	250%	—

First half of fiscal 2006, ended September 30, 2006	4,770.9	19.8	25.8	(34.7)	(78.0)

2. Reasons for Revisions

Regarding interim revenues, in addition to growth in the system integration and outsourcing business as well as disk array subsystems of the Information & Telecommunication Systems segment, Hitachi is now forecasting higher revenues than initially expected in the Electronic Devices segment, High Functional Materials & Components segment and Logistics, Services & Others segment, where sales are strong.

On the earnings front, Hitachi has announced better forecast than those announced on September 14 for operating income, income before income taxes and minority interests, income before minority interests and net loss. Besides the higher-than-expected revenue projection, the revised forecast are based on stronger project management in the Information & Telecommunication Systems segment, healthy results in the Power & Industrial Systems and High Functional Materials & Components segments, compensating the loss in Digital Media & Consumer Products segment.

3. Outlook for Fiscal 2007

There is no change to the Company’s full-year forecast for fiscal 2007 on account of increasing uncertainty about the future, typified by spread concerns over the slowdown in the U.S. economy, foreign exchange rate flactuations and escalating prices of raw materials.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statements” and from historical trends include, but are not limited to:

•

increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in order materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the First Half of Fiscal 2007

Tokyo, October 31, 2007 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first half of fiscal 2007, ended September 30, 2007.

Notes: 1.	All figures, except for the outlook for fiscal 2007, were converted at the rate of 115 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 28, 2007.

2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	The half years ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2006(A)	2007(B)		2007
1. Revenues	4,770,904	5,280,485	111	45,917
2. Operating income	19,857	121,668	613	1,058
3. Income before income taxes and minority interests	25,813	136,059	527	1,183
4. Income (loss) before minority interests	(34,714)	35,940	—	313
5. Net income (loss)	(78,086)	(13,060)	—	(114)
6. Net income (loss) per share
Basic	(23.42)	(3.93)	—	(0.03)
Diluted	(23.44)	(4.06)	—	(0.04)
7. Net income (loss) per ADS (representing 10 shares)
Basic	(234)	(39)	—	(0.34)
Diluted	(234)	(41)	—	(0.36)

Notes: 1.	The Company’s consolidated financial statements are prepared based on U.S. GAAPs.
2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
3.	The figures are for 920 consolidated subsidiaries, including Variable Interest Entities, and 165 equity-method affiliates.

Business Results

1. Summary of Fiscal 2007 First Half Consolidated Business Results

(1) Business Environment

During the interim period, the global economy remained strong, underpinned by high economic growth in countries like China, despite disruptions in financial markets caused by the subprime loan problem. In the U.S. economy, although exports remained firm, backed by a weak dollar, housing investment was still soft and growth in consumer spending slowed. In the EU, economies of member states were generally strong, with Germany, France, the U.K. and others experiencing growth in exports and capital investment. The Chinese economy sustained a high rate of growth, led by rising exports and continued expansion in investment in fixed assets. Asian economies other than China were also buoyant, with India, for example, enjoying increased foreign investment and expanding internal demand. The exports of ASEAN countries also expanded.

The Japanese economy continued to grow, albeit moderately, driven by capital investment and exports, although the economy temporarily stalled with consumer spending lacking vitality.

(2) Business Results

	The half year ended September 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	5,280.4	11%	45,917
Operating income	121.6	513%	1,058
Income before income taxes and minority interests	136.0	427%	1,183
Income before minority interests	35.9	—	313
Net loss	(13.0)	—	(114)

Hitachi’s fiscal 2007 first-half consolidated revenues rose 11%, to 5,280.4 billion yen year on year. Revenues were higher year on year in the Information & Telecommunication Systems segment on growth in storage solutions, solutions for financial institutions and ATMs. The Power & Industrial Systems segment also recorded higher revenues, mainly on growth in power systems, including equipment for nuclear power plants in Japan and thermal power plants overseas, and railcars, elevators and escalators, automotive systems and construction machinery. The High Functional Materials & Components segment also saw revenues rise year on year due to strong results in products for automobiles and electronics.

Overseas revenues climbed 17%, to 2,284.9 billion yen. Revenues were higher year on year in all regions. The Information & Telecommunication Systems and Power & Industrial Systems segments grew in Asia, including China, and Europe.

Consolidated operating income soared 513%, to 121.6 billion yen, despite the loss of the Digital Media & Consumer Products segment and other segments. The overall result reflected a large increase in earnings in the Power & Industrial Systems segment owing mainly to the absence of lump-sum charges booked in the previous fiscal year to cost overruns in construction at an overseas thermal power plant and costs to cover repair for turbine damage at certain nuclear power plants. Also contributing to the much higher overall earnings were firm growth in the Electronic Devices, High Functional Materials & Components, and Logistics, Services & Others segments.

Other income increased 51%, to 59.0 billion yen, reflecting the sale of some shares in Hitachi-GE Nuclear Energy, Ltd. following its launching operations as well as improvements in gains on sale of real estate, exchange gains and equity in earnings recovery of affiliated companies. Other deductions increased 35% year on year, to 44.6 billion yen, chiefly due to the recording of an impairment loss relating to the decision to halt production on the old line at a plasma display panel production subsidiary, in a move intended to improve competitiveness in the business.

As a result, Hitachi recorded income before income taxes and minority interests of 136.0 billion yen, up 427% year on year. After income taxes of 100.1 billion yen, Hitachi posted income before minority interests of 35.9 billion yen. However, Hitachi recorded a net loss of 13.0 billion yen, although this was a 65.0 billion yen improvement on the interim net loss posted in the first six months of the previous fiscal year.

(3) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	The half year ended September 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,254.5	9%	10,909
Operating income	12.4	(10%)	108

Information & Telecommunication Systems revenues rose 9%, to 1,254.5 billion yen. Software and services revenues were higher than the corresponding period of the previous year due to firm growth in software sales, especially middleware, in addition to growth in services, reflecting a strong performance in systems integration, particularly services for financial institutions, and expansion in outsourcing and consulting businesses. Hardware revenues also rose, the result of higher sales of HDDs, especially new products, disk array subsystems and ATMs.

Segment operating income declined 10% year on year, to 12.4 billion yen. Earnings in software and services rose mainly due to higher sales and stronger project management in services, in addition to solid earnings in software. In hardware, although HDD operations reported a loss, this was compensated for by healthy earnings in disk array subsystems and improved earnings in ATMs.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the first half of fiscal 2007 include operating results of Hitachi GST for the period from January through June 2007.

[Electronic Devices]

	The half year ended September 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	643.3	0%	5,594
Operating income	25.8	7%	224

Electronic Devices revenues were 643.3 billion yen, almost the same as the first half of the previous fiscal year, as firm sales at Hitachi High-Technologies Corporation were negated by lower year-on-year sales in the display business as Hitachi prioritized resources to focus on small and medium-sized LCDs.

Operating income increased 7%, to 25.8 billion yen due mainly to improved profitability in the display business and strong earnings at Hitachi High-Technologies.

[Power & Industrial Systems]

	The half year ended September 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1598.3	25%	13,899
Operating income	63.6	—	553

Power & Industrial Systems revenues climbed 25%, to 1,598.3 billion yen. One factor was growth in the power systems business due to higher sales of nuclear power plant equipment in Japan, and of coal-fired thermal power plant equipment with a lower environmental impact technology. The overall segment revenue growth also reflected growth in railcars and systems, strong sales of elevators and escalators and industrial equipment, and robust revenues at Hitachi Construction Machinery Co., Ltd. Growth in automotive systems, due in part to Clarion Co., Ltd. becoming a consolidated subsidiary in December 2006, also lifted overall segment performance.

The segment posted operating income of 63.6 billion yen, a 108.9 billion yen improvement on the previous fiscal year’s interim result. There was a large improvement in earnings in the power systems business, as it moved back into the black. Besides higher sales, this was due to the absence of lump-sum charges booked in the previous fiscal year to cover cost overruns in construction at an overseas thermal power plant and to cover repair costs for turbine damage at certain nuclear power plants. Furthermore, in addition to increased earnings in automotive systems, Hitachi Construction Machinery recorded robust earnings.

[Digital Media & Consumer Products]

	The half year ended September 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	728.0	(4)%	6,331
Operating loss	(50.8)	—	(442)

Digital Media & Consumer Products revenues decreased 4%, to 728.0 billion yen, despite growth in sales of room air conditioners, commercial-use air conditioners, washing machines and certain other products. The lower overall segment revenues reflected contraction in the projection TV business resulting from the shift to flat-panel TVs and lower sales in mobile phones, which recorded strong growth in the previous fiscal year due to an expanded lineup to meet demand associated with the introduction of phone number portability in Japan.

The segment recorded an operating loss of 50.8 billion yen, 16.3 billion yen more than the corresponding period of the previous fiscal year, due mainly to the effect on earnings in the flat-panel TV business of lower-than-expected sales and lower prices of large-screen TVs in the North American market. On a positive note, earnings remained strong in commercial-use air conditioners and improvement in room air conditioners.

[High Functional Materials & Components]

	The half year ended September 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	933.5	7%	8,118
Operating income	64.6	1%	562

High Functional Materials & Components revenues increased 7%, to 933.5 billion yen on the back of higher sales at Hitachi Metals, Ltd., principally in automotive-related products, and IT equipment- and digital electronics related products such as for LCDs; firm sales growth at Hitachi Chemical Co., Ltd., mainly in the semiconductor-related field; and increased sales at Hitachi Cable, Ltd., principally due to higher sales of wires and cables where the price of copper remained high relative to the previous fiscal year. There was also growth in sales of submarine optical fiber cables due to large orders.

Operating income was 64.6 billion yen, largely on a par with the fiscal 2006 interim result, due to firm earnings at Hitachi Metals, Hitachi Chemical and Hitachi Cable.

[Logistics, Services & Others]

	The half year ended September 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	618.7	1%	5,380
Operating income	10.7	35%	94

Logistics, Services & Others revenues were largely unchanged at 618.7 billion yen. Although sales rose at Hitachi Transport System, Ltd., due to expansion in third-party logistics business and large orders, certain overseas sales subsidiaries recorded lower sales.

However, the segment posted a 35% year-on-year increase in operating income, to 10.7 billion yen, the result of higher earnings at Hitachi Transport System stemming from improved efficiency in third-party logistics business and other factors.

[Financial Services]

	The half year ended September 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	222.3	(16)%	1,933
Operating income	12.9	(18)%	113

Financial Services revenues decreased 16%, to 222.3 billion yen.

Segment operating income declined 18%, to 12.9 billion yen, mainly on account of higher interest rates.

(4) Revenues by Market

	The half year ended September 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	2,995.4	6%	26,048
Outside Japan	2,284.9	17%	19,870
Asia	1,028.2	15%	8,941
North America	520.1	1%	4,523
Europe	506.9	33%	4,408
Other Areas	229.6	39%	1,997

Revenues in Japan were 2,995.4 billion yen, 6% higher than in the first six months of fiscal 2006.

Outside Japan, revenues climbed 17% as a whole year on year, to 2,284.9 billion yen, the result of growth in Europe and Asia, mainly China. As a result, the ratio of overseas revenues to consolidated revenues rose 2 percentage points to 43%.

(5) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, rose 15%, to 274.9 billion yen, mainly due to investments in manufacturing facilities for equipment for power plant, railcars, construction machinery, HDD and plasma display operations.

Depreciation, excluding leasing assets, increased 24%, to 204.0 billion yen, reflecting the increase in capital investment and the change of accounting estimate of depreciation.

R&D expenditures, which were used to accelerate development capabilities primarily in automotive systems, digital media-related fields and HDD operations, increased 3%, to 208.8 billion yen, and corresponded to 4.0% of consolidated revenues.

2. Outlook for Fiscal 2007

	Year ending March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	10,500.0	2%	95,455
Operating income	290.0	59%	2,636
Income before income taxes and minority interests	300.0	48%	2,727
Income before minority interests	130.0	229%	1,182
Net income	40.0	—	364

In terms of the outlook for the global economy, Hitachi expects the pace of growth to slow in the U.S. economy, reflecting continued sluggishness in housing investment and consumer spending due to fallout from the subprime loan problem and the impact of soaring crude oil prices. On the other hand, European economies are expected to remain solid, supported mainly by capital investment and consumer spending. Furthermore, the Chinese economy is expected to maintain a high growth rate for the time being, although there are concerns surrounding rising prices for goods and the increase value of the yuan. Other Asian economies are projected to remain strong, driven by exports to China and other factors.

The Japanese economy, meanwhile, is forecast to remain on an expansionary, albeit moderate, course due to increasing exports to Asia and elsewhere and an upturn in industrial output following the end of a period of inventory adjustment, although capital investment is only expected to grow at a low rate and consumer spending lacks vigor. Persistently high prices for raw materials, fears of a credit crunch triggered by the subprime loan problem and other causes for concern have, however, conspired to create an unpredictable operating environment.

Under these circumstances, Hitachi is forecasting the results shown above for fiscal 2007, the same as those announced with fiscal 2006 consolidated financial results on May 16, 2007.

The Hitachi Group is executing a corporate strategy announced in November 2006 based on the themes of collaborative creation and profits. With a rigorous focus on a market-oriented approach and profit creation as the basic policy, the aim is to establish a structure that consistently generates high profits through the execution of key initiatives—increasing management efficiency through application of FIV* (Future Inspiration Value), Hitachi’s original benchmark based on the estimated cost of capital; creation of a business portfolio with higher profitability; promotion of group management; and innovation in collaboration with partners and Hitachi Group companies.

In line with this management policy, Hitachi is working to build a business portfolio for stable, high profits by strengthening its social innovation business, which consists of social infrastructure, industrial infrastructure, life infrastructure and information infrastructure businesses. This will be supported by efforts to maximize synergies with the infrastructure technology/products business that underpins social innovation business operations. During the interim period, to strengthen the nuclear power business, Hitachi established new companies launched in June 2007 its operations of nuclear power businesses in the U.S. and Canada, and in Japan the following July, based on a global strategy agreement with GE in November 2006. In addition, in April 2007 Hitachi subscribed to Nidec Corporation’s tender offer for the shares of Hitachi subsidiary Japan Servo Co., Ltd., and sold shares.

Moving forward, Hitachi will continue efforts to maximize group synergies. By taking full advantage of its management resources, such as R&D, marketing capabilities, personnel and its funding system in Hitachi Group, Hitachi will engage in collaborative creation with customers and create new businesses as well as strengthen targeted businesses. Also, Hitachi will strengthen purchasing power based on the group database worldwide, standardize and integrate business operations and take other steps to reduce procurement costs, business expenses, IT operational costs and other costs. Hitachi is implementing business restructuring measures aimed at building a high-earnings framework, and strengthening its financial position.

In HDD, flat-panel TV and other businesses where there are currently issues with profitability, Hitachi is implementing wide-ranging countermeasures to improve its development capabilities, cost competitiveness, marketing activities and other areas of its operations, with the aim of rapidly improving performance in these businesses.

In HDD operations, Hitachi is concentrating management resources on 2.5-inch, 3.5-inch and server products that maximize the advantages of perpendicular magnetic recording technology for high-capacity storage as it strengthens development capabilities. It is also determined to expand shipments of competitive new products. In addition, Hitachi continues to reform its development structure in a bid to strengthen technological capabilities. Actions in this context include continued optimization of manufacturing and development bases such as the closure of a plant in Mexico. Moreover, to speed up the pace of these reforms, Hitachi has revamped its management structure to create a more rigorously efficient and steadily faster-moving organization.

In flat-panel TV operations, Hitachi is endeavoring to increase its market share by quickly bringing attractive new products to market. This includes launching before the end of 2007 in Japan an ultra-thin LCD TV that is the world’s thinnest at only 35mm. Hitachi is also concentrating production at the highly efficient third plant of the Miyazaki Works belonging to plasma display panel production subsidiary Fujitsu Hitachi Plasma Display Limited. By also suspending production at the second plant, Hitachi expects to improve production efficiency. Combined with ongoing efforts to cut materials expenses and fixed costs, Hitachi aims to improve earnings in its flat-panel TV business.

Projections assume exchange rates of 110 yen to the U.S. dollar and 155 yen to the euro for the second half of fiscal 2007.

(*)	FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

3. Financial Position

	As of September 30, 2007
	Billions of yen	Change from March 31, 2007	Millions of U.S. dollars
Total assets	10,738.7	94.4	93,380
Total liabilities	7,154.9	27.2	62,217
Interest-bearing debt	2,662.7	(24.7)	23,154
Minority interests	1,155.4	81.7	10,048
Stockholders’ equity	2,428.2	(14.5)	21,116
Stockholders’ equity ratio	22.6%	0.3 point deterioration	—
D/E ratio (including minority interests)	0.74 times	0.02 point improvement	—

Total assets as of September 30, 2007 were 10,738.7 billion yen, an increase of 94.4 billion yen from March 31, 2007. Interest-bearing debt decreased 24.7 billion yen, to 2,662.7 billion yen, as Hitachi repaid debt using surplus funds. Stockholders’ equity decreased 14.5 billion yen from March 31, 2007 to 2,428.2 billion yen. As a result of these changes, the stockholders’ equity ratio declined 0.3 of a point to 22.6%. The debt-to-equity ratio (including minority interests) improved 0.02 of a point to 0.74.

4. Cash Flows

	The half year ended September 30, 2007
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	378.5	201.0	3,292
Cash flows from investing activities	(424.9)	(117.2)	(3,695)
Free cash flows	(46.3)	83.8	(403)
Cash flows from financing activities	(30.5)	(152.5)	(266)

Operating activities provided net cash of 378.5 billion yen, an increase of 201.0 billion yen year on year, reflecting the improvement in net loss and progress in quickly collecting accounts receivable.

Investing activities used net cash of 424.9 billion yen, 117.2 billion yen more than in the fiscal 2006 interim period. This was mainly due to the purchase of shares in GE-Hitachi Nuclear Energy Holdings, LLC, which launched operations in June 2007, and increased investment in HDD manufacturing facilities.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 46.3 billion yen, 83.8 billion yen less than the fiscal 2006 interim period.

Financing activities used net cash of 30.5 billion yen, mainly for the substantial repayment of debt and payment of dividends.

The net result of the above items was a decrease of 72.8 billion yen in cash and cash equivalents during the first half of fiscal 2007, to 545.0 billion yen.

5. Trend of Cash Flow Index

	Year ended March 31, 2006	Half year ended September 30, 2006	Year ended March 31, 2007	Half year ended September 30, 2007
Shareholders’ equity ratio (%)	25.0	23.4	22.9	22.6
Equity ratio based on market value (%)	27.7	22.3	28.6	23.7
Cash flow to interest-bearing debt ratio	3.5	14.7	4.4	7.0
Interest coverage ratio (times)	20.8	10.3	16.3	18.0

*	Shareholder’s equity ratio: Shareholders’ equity / Total assets
*	Equity ratio based on market value: Market capitalizations / Total assets
*	Cash flow to interest-bearing debt ratio: Interest-bearing debt / Cash flows from operating activities
*	Interest coverage ratio: Cash flows from operating activities / Interest charges

Note: Market capitalization is computed based on the number of issued shares, excluding treasury stock.

6. Basic Policy on the Distribution of Earnings and Fiscal 2007 and 2008 Dividends

Hitachi has positioned the expansion of overall profits for shareholders over the long term as an important management goal.

In the energy, information, social infrastructure and other industrial fields in which Hitachi’s main business segments are active, ensuring competitiveness and increasing earnings amid rapid technological innovation and structural changes in markets requires substantial upfront investments, such as in the form of capital expenditures and research and development. For this reason, Hitachi sets dividends by taking into consideration a range of factors, including its financial condition, results of operations and payout ratio. This policy is motivated by the desire to ensure the availability of sufficient internal funds for reinvestment based on medium- and long-term business plans, as well as to ensure the stable growth of dividends.

Regarding the repurchase of its own shares, Hitachi has adopted a flexible stance toward supplementing dividends through share buybacks, viewing this as a measure for returning profits to shareholders. In doing so, it takes into consideration its business plans and financial condition, market conditions and other factors. Hitachi will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value.

Based on the above policies, Hitachi plans to pay a dividend of 3 yen per share applicable to fiscal 2007 first half. The dividend for fiscal 2008 is still undecided.

7. Business Risk and Other Risks

The Hitachi Group is engaged in a broad range of business activities on a global scale. Furthermore, the Group uses highly sophisticated and specialized technologies and information to conduct these businesses. As a result, business activities are vulnerable to a diverse array of risk factors.

Major risk factors include, but are not limited to, economic trends in major markets; changes in foreign exchange rates; rapid technological innovations; intense competition; supply and demand balance; the procurement of raw materials and components; the ability to acquire companies, conduct mergers and form strategic alliances; progress in business restructuring; overseas business activities; recruiting activities; protection, maintenance and acquisition of intellectual property; litigation and other legal proceedings; product and service quality and liability; natural disasters and similar events; information security; governmental regulations; trends in capital markets; and retirement benefit liabilities.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in order materials published by Hitachi.

Corporate Strategy

This section has been omitted because there have been no major changes to the information disclosed by the Company on May 16, 2007 in a release titled “Hitachi Announces Consolidated Financial Results for Fiscal 2006.” This earnings release can be viewed at the following URL http://www.hitachi.com/New/cnews/070516.html

Consolidated Statements of Operations

	The half years ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2006(A)	2007(B)		2007
Revenues	4,770,904	5,280,485	111	45,917
Cost of sales	3,799,045	4,112,063	108	35,757
Selling, general and administrative expenses	952,002	1,046,754	110	9,102
Operating income	19,857	121,668	613	1,058
Other income	39,008	59,066	151	514
(Interest and dividends)	14,249	18,825	132	164
(Other)	24,759	40,241	163	350
Other deductions	33,052	44,675	135	388
(Interest charges)	17,238	20,985	122	182
(Other)	15,814	23,690	150	206
Income before income taxes and minority interests	25,813	136,059	527	1,183
Income taxes	60,527	100,119	165	871
Income (loss) before minority interests	(34,714)	35,940	—	313
Minority interests	43,372	49,000	113	426
Net income (loss)	(78,086)	(13,060)	—	(114)

Consolidated Balance Sheets

	Yen (millions)		(B)-(A)	U.S. Dollars (millions)
	As of March 31, 2007(A)	As of Sept. 30, 2007(B)		As of Sept. 30, 2007
Assets	10,644,259	10,738,735	94,476	93,380
Current assets	5,434,135	5,363,384	(70,751)	46,638
Cash and cash equivalents	617,866	545,028	(72,838)	4,739
Short-term investments	33,986	42,019	8,033	365
Trade receivables
Notes	154,406	154,764	358	1,346
Accounts	2,341,609	2,150,950	(190,659)	18,704
Investments in leases	148,456	146,001	(2,455)	1,270
Inventories	1,450,258	1,619,904	169,646	14,086
Other current assets	687,554	704,718	17,164	6,128
Investments and advances	1,049,724	1,163,663	113,939	10,119
Property, plant and equipment	2,688,977	2,764,141	75,164	24,036
Other assets	1,471,423	1,447,547	(23,876)	12,587

Liabilities, Minority interests and Stockholders' equity	10,644,259	10,738,735	94,476	93,380
Current liabilities	4,667,544	4,713,472	45,928	40,987
Short-term debt and current portion of long-term debt	1,197,607	1,171,572	(26,035)	10,188
Trade payables
Notes	85,282	80,788	(4,494)	703
Accounts	1,584,959	1,532,080	(52,879)	13,322
Advances received	284,704	404,180	119,476	3,515
Other current liabilities	1,514,992	1,524,852	9,860	13,260
Noncurrent liabilities	2,460,169	2,441,506	(18,663)	21,230
Long-term debt	1,489,843	1,491,156	1,313	12,967
Retirement and severance benefits	818,457	772,514	(45,943)	6,718
Other liabilities	151,869	177,836	25,967	1,546
Minority interests	1,073,749	1,155,466	81,717	10,048
Stockholders’ equity	2,442,797	2,428,291	(14,506)	21,116
Common stock	282,033	282,033	0	2,452
Capital surplus	560,796	560,615	(181)	4,875
Legal reserve and retained earnings	1,713,757	1,686,188	(27,569)	14,663
Accumulated other comprehensive loss	(88,450)	(74,657)	13,793	(649)
(Foreign currency translation adjustments)	(20,906)	(10,385)	10,521	(90)
(Pension liability adjustments)	(146,329)	(132,621)	13,708	(1,153)
(Net unrealized holding gain on available-for-sale securities)	77,883	66,883	(11,000)	582
(Cash flow hedges)	902	1,466	564	13
Treasury stock	(25,339)	(25,888)	(549)	(225)

Consolidated Statements of Stockholders' Equity

Yen (millions)

	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
The half year ended Sept. 30, 2007
As of March 31, 2007	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797
Decrease arising from equity transaction, net transfer of minority interests, and other		(220)	(4,534)			(4,754)
Net income (loss)			(13,060)			(13,060)
Current-period change of accumulated other comprehensive loss				13,793		13,793
Cash dividends			(9,975)			(9,975)
Current-period change arising from treasury stock		39			(549)	(510)
As of September 30, 2007	282,033	560,615	1,686,188	(74,657)	(25,888)	2,428,291

The year ended March 31, 2007
As of March 31, 2006	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773
Decrease arising from equity transaction, net transfer of minority interests, and other		(3,293)	(3,329)			(6,622)
Net income (loss)			(32,799)			(32,799)
Current-period change of accumulated other comprehensive loss				7,547		7,547
Cash dividends			(28,318)			(28,318)
Current-period change arising from treasury stock		2,605			(7,389)	(4,784)
As of March 31, 2007	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797

U.S. Dollars (millions)

	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
The half year ended Sept. 30, 2007
As of March 31, 2007	2,452	4,876	14,902	(769)	(220)	21,242
Decrease arising from equity transaction, net transfer of minority interests, and other		(2)	(39)			(41)
Net income (loss)			(114)			(114)
Current-period change of accumulated other comprehensive loss				120		120
Cash dividends			(87)			(87)
Current-period change arising from treasury stock		0			(5)	(4)
As of September 30, 2007	2,452	4,875	14,663	(649)	(225)	21,116

Consolidated Statements of Cash Flows

	The half years ended September 30
	Yen (millions)		U.S. Dollars (millions)
	2006	2007	2007
Cash flows from operating activities
Net income (loss)	(78,086)	(13,060)	(114)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	228,078	265,796	2,311
Deferred income taxes	(2,205)	16,972	148
Loss on disposal of rental assets and other property	9,925	1,048	9
Decrease in receivables	179,067	323,244	2,811
Increase in inventories	(274,363)	(193,189)	(1,680)
Increase (decrease) in payables	61,707	(75,065)	(653)
Other	53,381	52,834	459

Net cash provided by operating activities	177,504	378,580	3,292

Cash flows from investing activities
Decrease in short-term investments	7,362	14,072	122
Capital expenditures	(227,378)	(250,066)	(2,174)
Purchase of rental assets, net	(212,011)	(180,469)	(1,569)
Sale (purchase) of investments and	8,745	(139,991)	(1,217)
subsidiaries’ common stock, net
Collection of investments in leases	159,612	161,225	1,402
Other	(44,017)	(29,697)	(258)

Net cash used in investing activities	(307,687)	(424,926)	(3,695)

Cash flows from financing activities
Increase (decrease) in interest-bearing debt	157,782	(48,141)	(419)
Dividends paid to stockholders	(18,252)	(9,947)	(86)
Dividends paid to minority stockholders of subsidiaries	(10,351)	(12,739)	(111)
Other	(7,130)	40,277	350

Net cash provided by (used in) financing activities	122,049	(30,550)	(266)

Effect of exchange rate changes on cash and cash equivalents	1,100	4,058	35

Net decrease in cash and cash equivalents	(7,034)	(72,838)	(633)

Cash and cash equivalents at beginning of period	658,255	617,866	5,373

Cash and cash equivalents at end of period	651,221	545,028	4,739

Segment Information

(1) Industry Segments

		The half years ended September 30
		Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
		2006(A)	2007(B)		2007
Revenues
	Information & Telecommunication Systems	1,147,815	1,254,539	109	10,909
		20%	21%
	Electronic Devices	645,921	643,333	100	5,594
		11%	11%
	Power & Industrial Systems	1,280,816	1,598,343	125	13,899
		23%	27%
	Digital Media & Consumer Products	758,759	728,038	96	6,331
		14%	12%
	High Functional Materials & Components	870,283	933,580	107	8,118
		16%	15%
	Logistics, Services & Others	610,984	618,719	101	5,380
		11%	10%
	Financial Services	263,658	222,313	84	1,933
		5%	4%
	Subtotal	5,578,236	5,998,865	108	52,164
		100%	100%
	Eliminations & Corporate items	(807,332)	(718,380)	—	(6,247)
Total		4,770,904	5,280,485	111	45,917
Operating income (loss)
	Information & Telecommunication Systems	13,873	12,455	90	108
		30%	9%
	Electronic Devices	24,088	25,814	107	224
		53%	19%
	Power & Industrial Systems	(45,334)	63,641	—	553
		(99%)	46%
	Digital Media & Consumer Products	(34,468)	(50,866)	—	(442)
		(75%)	(37%)
	High Functional Materials & Components	63,886	64,637	101	562
		140%	46%
	Logistics, Services & Others	7,986	10,763	135	94
		17%	8%
	Financial Services	15,758	12,978	82	113
		34%	9%
	Subtotal	45,789	139,422	304	1,212
		100%	100%
	Eliminations & Corporate items	(25,932)	(17,754)	—	(154)
Total		9,857	121,668	613	1,058

Note: Revenues by industry segment include intersegment transactions.

(2) Geographic Segments

			The half years ended September 30
			Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
			2006(A)	2007(B)		2007
Revenues
		Outside customer sales	3,259,141	3,468,331	106	30,159
			57%	54%
	Japan	Intersegment transactions	616,076	716,648	116	6,232
			11%	11%
	Total		3,875,217	4,184,979	108	36,391
			68%	65%
		Outside customer sales	683,171	824,793	121	7,172
			12%	13%
	Asia	Intersegment transactions	263,741	316,417	120	2,751
			5%	5%
	Total		946,912	1,141,210	121	9,924
			17%	18%
		Outside customer sales	475,854	494,368	104	4,299
			8%	8%
	North America	Intersegment Transactions	36,803	56,442	153	491
			1%	1%
	Total		512,657	550,810	107	4,790
			9%	9%
		Outside customer sales	282,533	383,292	136	3,333
			5%	6%
	Europe	Intersegment transactions	15,159	29,669	196	258
			0%	0%
	Total		297,692	412,961	139	3,591
			5%	6%
		Outside customer sales	70,205	109,701	156	954
			1%	2%
	Other Areas	Intersegment Transactions	8,165	11,563	142	101
			0%	0%
	Total		78,370	121,264	155	1,054
			1%	2%
	Subtotal		5,710,848	6,411,224	112	55,750
			100%	100%
	Eliminations & Corporate items		(939,944)	(1,130,739)	—	(9,833)
Total			4,770,904	5,280,485	111	45,917

	The half years ended September 30
	Yen (millions)			(B)/(A) X100 (%)	U.S. Dollars (millions)
	2006(A)	2007(B)			2007
Operating income (loss)
Japan	16,713 37%	130,875 91%		783	1,138
Asia	561 1%	(10,965 (8	) %)	—	(95)
North America	15,900 36%	3,641 3%		23	32
Europe	8,228 18%	13,701 10%		167	119
Other Areas	3,563 8%	6,279 4%		176	55
Subtotal	44,965 100%	143,531 100%		319	1,248
Eliminations & Corporate items	(25,108)	(21,863)		—	(190)
Total	19,857	121,668		613	1,058

(3) Revenues by Market

	The half years ended September 30
	Yen (millions)			(B)/(A) X100 (%)	U.S. Dollars (millions)

	2006(A)	2007(B)			2007
Japan	2,820,304 59%	2,995,490 57%		106	26,048
Asia	891,251 19%	1,028,246 19%		115	8,941
North America	514,264 11%	520,172 10%		101	4,523
Europe	380,362 8%	506,970 10%		133	4,408
Other Areas	164,723 3%	229,607 4%		139	1,997
Outside Japan	1,950,600 41%	2,284,995 43%		117	19,870
Total	4,770,904 100%	5,280,485 100%		111	45,917

Per Share Information

	The half years ended September 30
	2006	2007	2007
	(Yen)	(Yen)	(U.S. Dollars)
Stockholders’ equity per share	720.42	730.41	6.35
Net income (loss) per share
Basic	(23.42)	(3.93)	(0.03)
Diluted	(23.44)	(4.06)	(0.04)

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

	The half years ended September 30
	2006	2007	2007
	(Number of shares)	(Number of shares)
Weighted average number of shares on which basic net income (loss) per share is calculated	3,333,692,599	3,324,730,702
Effect of dilutive securities:
Stock options	183,049	220,937

Number of shares on which diluted net income (loss) per share is calculated	3,333,875,648	3,324,951,639

	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars)
Net income (loss) applicable to common stockholders	(78,086)	(13,060)	(114)
Effect of dilutive securities:
Other	(56)	(450)	(4)

Net income (loss) on which diluted net income (loss) per share is calculated	(78,142)	(13,510)	(117)

Unconsolidated Financial Statements Summary

Income Statements

	The half years ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2006(A)	2007(B)		2007
Revenues	1,229,485	1,272,924	104	11,069
Cost of sales	1,009,574	1,048,350	104	9,116
Gross Profit	219,910	224,574	102	1,953
Selling, general and administrative expenses	285,126	268,263	94	2,333
Operating income (loss)	(65,215)	(43,688)	—	(380)
Other income	41,208	46,268	112	402
Other deductions	27,008	25,866	96	225
Ordinary income (loss)	(51,015)	(23,286)	—	(202)
Extraordinary gain	19,264	35,421	184	308
Extraordinary loss	77,609	51,931	67	452
Income (loss) before income taxes	(109,361)	(39,796)	—	(346)
Current income taxes	(8,801)	(8,388)	95	(73)
Deferred income taxes	(34,321)	(2,711)	8	(24)
Net income (loss)	(66,238)	(28,696)	—	(250)
Basic EPS (yen and dollars)	(19.87)	(8.63)	—	(0.08)

Balance Sheets

	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	As of March 31, 2007(A)	As of Sept. 30, 2007 (B)		As of Sept. 30, 2007
Current assets	1,927,116	1,750,471	91	15,221
(Quick assets)	1,525,965	1,358,842	89	11,816
(Inventories)	277,449	274,437	99	2,386
(Deferred tax assets)	123,700	117,190	95	1,019
Fixed assets	1,946,785	2,053,029	105	17,852
(Investments)	1,395,682	1,506,307	108	13,098
(Deferred tax assets)	23,127	38,938	168	339
(Others)	527,976	507,782	96	4,415
Total assets	3,873,901	3,803,500	98	33,074

Current liabilities	1,931,985	1,906,482	99	16,578
Fixed liabilities	755,220	759,165	101	6,601
(Debentures)	290,000	285,000	98	2,478
(Long-term loans)	291,088	306,052	105	2,661
(Others)	174,132	168,113	97	1,462
Total liabilities	2,687,206	2,665,648	99	23,180
Net assets	1,186,695	1,137,852	96	9,894
Liabilities and net assets	3,873,901	3,803,500	98	33,074

# # #

October 31, 2007

Hitachi, Ltd.

Supplementary Information

For the First Half of Fiscal 2007, ended September 30, 2007

1. Summary

(1) Consolidated Basis

(Billions of yen)

	1st half of fiscal 2006		1st half of fiscal 2007		Fiscal 2007 (Forecast)
	(A)	(A)/1st half of FY 2005	(B)	(B)/(A)	(C)		(C)/ FY2006
Revenues	4,770.9	108%	5,280.4	111%	10,500.0		102%
C/U *	388%	—	415%	—	—		—
Operating income	19.8	26%	121.6	613%	290.0		159%
Income before income taxes and minority interests	25.8	31%	136.0	527%	300.0		148%
Income (loss) before minority interests	(34.7)	—	35.9	—	130.0		329%
Net income (loss)	(78.0)	—	(13.0)	—	40.0		—
C/U *	—	—	—	—	—		—
Average exchange rate (yen / U.S.$)	115	—	119	—	110	**	—
Net interest and dividends	(2.9)	—	(2.1)	—	—		—

*	Consolidated basis / Unconsolidated basis
**	Assumed exchange rate for 2nd half of fiscal 2007

	As of March 31, 2007	As of September 30, 2007
Cash & cash equivalents, Short-term investments (Billions of yen)	651.8	587.0
Interest-bearing debt (Billions of yen)	2,687.4	2,662.7
Number of employees	384,444	389,091
Japan	250,767	255,845
Overseas	133,677	133,246
Number of consolidated subsidiaries (Including Variable Interest Entities)	934	920
Japan	450	429
Overseas	484	491

(2) Unconsolidated Basis

(Billions of yen)

	1st half of fiscal 2006		1st half of fiscal 2007
	(A)	(A)/1st half of FY 2005	(B)	(B)/(A)
Revenues	1,229.4	102%	1,272.9	104%
Operating income (loss)	(65.2)	—	(43.6)	—
Ordinary income (loss)	(51.0)	—	(23.2)	—
Net income (loss)	(66.2)	—	(28.6)	—
Dividend payout ratio (%)	—	—	—	—
Average exchange rate (yen / U.S.$)	116	—	120	—

	As of March 31, 2007	As of September 30, 2007
Cash & cash equivalents, Short-term investments (Billions of yen)	177.8	130.8
Interest-bearing debt (Billions of yen)	797.6	821.9
Number of employees	41,016	40,605

2. Consolidated Revenues by Industry Segment

(Billions of yen)

	1st half of fiscal 2006		1st half of fiscal 2007		Fiscal 2007 (Forecast)
	(A)	(A)/1st half of FY 2005	(B)	(B)/(A)	(C)	(C)/ FY2006
Information & Telecommunication Systems	1,147.8	109%	1,254.5	109%	2,490.0	101%
Electronic Devices	645.9	111%	643.3	100%	1,255.0	97%
Power & Industrial Systems	1,280.8	100%	1,598.3	125%	3,420.0	113%
Digital Media & Consumer Products	758.7	124%	728.0	96%	1,530.0	102%
High Functional Materials & Components	870.2	114%	933.5	107%	1,850.0	103%
Logistics, Services & Others	610.9	107%	618.7	101%	1,210.0	100%
Financial Services	263.6	101%	222.3	84%	450.0	90%
Eliminations & Corporate items	(807.3)	—	(718.3)	—	(1,705.0)	—
Total	4,770.9	108%	5,280.4	111%	10,500.0	102%

3. Consolidated Operating Income (Loss) by Industry Segment

(Billions of yen)

	1st half of fiscal 2006		1st half of fiscal 2007		Fiscal 2007 (Forecast)
	(A)	(A)/1st half of FY 2005	(B)	(B)/(A)	(C)	(C)/ FY2006
Information & Telecommunication Systems	13.8	60%	12.4	90%	83.0	138%
Electronic Devices	24.0	261%	25.8	107%	44.0	96%
Power & Industrial Systems	(45.3)	—	63.6	—	150.0	412%
Digital Media & Consumer Products	(34.4)	—	(50.8)	—	(72.0)	—
High Functional Materials & Components	63.8	133%	64.6	101%	133.0	100%
Logistics, Services & Others	7.9	116%	10.7	135%	19.0	94%
Financial Services	15.7	98%	12.9	82%	22.0	93%
Eliminations & Corporate items	(25.9)	—	(17.7)	—	(89.0)	—
Total	19.8	26%	121.6	613%	290.0	159%

4. Consolidated Overseas Revenues by Industry Segment

(Billions of yen)

	1st half of fiscal 2006		1st half of fiscal 2007		Fiscal 2007 (Forecast)
	(A)	(A)/1st half of FY 2005	(B)	(B)/(A)	(C)	(C)/ FY2006
Information & Telecommunication Systems	410.0	120%	449.1	110%
Electronic Devices	236.2	110%	265.7	112%
Power & Industrial Systems	491.6	118%	672.1	137%
Digital Media & Consumer Products	294.4	113%	310.8	106%
High Functional Materials & Components	292.8	122%	329.2	112%
Logistics, Services & Others	200.3	115%	226.5	113%
Financial Services	25.0	111%	31.3	125%
Total	1,950.6	117%	2,284.9	117%	4,500.0	108%

5. Overseas Production (Total Revenues of Overseas Manufacturing Subsidiaries)

(Billions of yen)

	1st half of fiscal 2006		1st half of fiscal 2007
	(A)	(A)/1st half of FY 2005	(B)	(B)/(A)
Overseas production	1,070.0	128%	1,274.6	119%
Percentage of revenues	22%	—	24%	—
Percentage of overseas revenues	55%	—	56%	—

6. Consolidated Capital Investment by Industry Segment (Completion basis, including leasing assets)

(Billions of yen)
	Fiscal 2006		1st half of fiscal 2007		Fiscal 2007 (Forecast)
	(A)	(A)/FY 2005	(B)	(B)/1st half of FY 2006	(C)	(C)/(A)
Information & Telecommunication Systems	155.6	126%	60.6	85%
Electronic Devices	34.6	97%	13.3	76%
Power & Industrial Systems	151.9	142%	77.8	108%
Digital Media & Consumer Products	83.1	216%	59.2	196%
High Functional Materials & Components	91.8	109%	54.1	117%
Logistics, Services & Others	28.2	117%	18.2	140%
Financial Services	554.8	97%	235.8	88%
Eliminations & Corporate items	(51.8)	—	(19.7)	—
Total	1,048.5	110%	499.5	99%	1,050.0	100%
Internal use assets	522.9	132%	274.9	115%	570.0	109%
Leasing assets	525.5	94%	224.6	85%	480.0	91%

7. Consolidated Depreciation by Industry Segment

(Billions of yen)
	Fiscal 2006		1st half of fiscal 2007		Fiscal 2007 (Forecast)
	(A)	(A)/FY 2005	(B)	(B)/1st half of FY 2006	(C)	(C)/(A)
Information & Telecommunication Systems	93.2	113%	55.7	127%
Electronic Devices	37.8	83%	18.6	94%
Power & Industrial Systems	91.7	115%	56.0	138%
Digital Media & Consumer Products	43.5	107%	28.7	144%
High Functional Materials & Components	65.9	102%	38.7	122%
Logistics, Services & Others	23.3	99%	12.0	105%
Financial Services	113.8	102%	54.4	92%
Eliminations & Corporate items	2.6	100%	1.2	96%
Total	472.1	105%	265.7	117%	560.0	119%
Internal use assets	346.4	105%	204.0	124%	440.0	127%
Leasing assets	125.7	104%	61.7	96%	120.0	95%

8. Consolidated R&D Expenditure by Industry Segment

(Billions of yen)
	Fiscal 2006		1st half of fiscal 2007		Fiscal 2007 (Forecast)
	(A)	(A)/FY 2005	(B)	(B)/1st half of FY 2006	(C)	(C)/(A)
Information & Telecommunication Systems	157.8	98%	77.0	96%
Electronic Devices	46.0	98%	22.9	101%
Power & Industrial Systems	95.0	111%	52.2	128%
Digital Media & Consumer Products	35.8	107%	19.0	101%
High Functional Materials & Components	50.1	103%	25.5	103%
Logistics, Services & Others	2.5	53%	2.0	454%
Financial Services	1.5	90%	0.6	88%
Corporate items	23.4	107%	9.2	73%
Total	412.5	102%	208.8	103%	430.0	104%
Percentage of revenues	4.0%	—	4.0%	—	4.1%	—

9. Consolidated Balance Sheets by Financial and Non-Financial Services

(Billions of yen)
Assets	As of March 31, 2007	As of September 30, 2007	Liabilities and Stockholders’ equity	As of March 31, 2007	As of September 30, 2007
Manufacturing, Services and Others			Manufacturing, Services and Others
Cash and cash equivalents	575.2	507.5	Short-term debt	1,088.2	1,083.1
Short-term investments	32.0	40.2	Trade payables	1,612.5	1,587.4
Trade receivables	2,095.2	1,895.6	Long-term debt	934.7	957.4
Inventories	1,450.7	1,620.1	Other liabilities	2,520.4	2,614.5
Investments and advances	906.5	1,023.4	Total	6,155.9	6,242.5
Property, plant and equipment	2,323.3	2,393.2	Financial Services
Other assets	2,023.5	2,080.1	Short-term debt	811.7	825.3
Total	9,406.7	9,560.4	Trade payables	335.7	297.8
Financial Services			Long-term debt	709.9	683.2
Cash and cash equivalents	42.5	37.4	Other liabilities	292.2	308.0
Trade receivables	721.5	723.0	Total	2,149.7	2,114.4
Investments in leases	664.5	637.1	Eliminations	(1,178.0)	(1,202.0)
Property, plant and equipment	373.7	378.3	Liabilities	7,127.7	7,154.9
Other assets	639.6	628.4
Total	2,442.0	2,404.5	Minority interests	1,073.7	1,155.4
Eliminations	(1,204.5)	(1,226.2)	Stockholders’ equity	2,442.7	2,428.2
Assets	10,644.2	10,738.7	Liabilities, Minority interests and Stockholders’ equity	10,644.2	10,738.7

10. Consolidated Statements of Operations by Financial and Non-Financial Services

(Billions of yen)
		1st half of fiscal 2006	1st half of fiscal 2007
	Revenues	4,612.7	5,148.0
Manufacturing, Services and Others	Cost of sales and selling, general and administrative expenses	4,607.6	5,037.9
	Operating income	5.0	110.1
	Revenues	263.6	222.3
Financial Services	Cost of sales and selling, general and administrative expenses	247.9	209.3
	Operating income	15.7	12.9
	Revenues	(105.5)	(89.8)
Eliminations	Cost of sales and selling, general and administrative expenses	(104.5)	(88.4)
	Operating income	(0.9)	(1.4)
	Revenues	4,770.9	5,280.4
Total	Cost of sales and selling, general and administrative expenses	4,751.0	5,158.8
	Operating income	19.8	121.6

Note:	Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

# # #

October 31, 2007

Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems,

Displays and Digital Media

Note: *1.	Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems *2

(1) Revenues and Operating Income (Loss) *3

(The upper rows show comparisons to the previous year; Billions of yen)

	Fiscal 2006			Fiscal 2007
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	109%	102%	105%	109%	93%	101%
	1,147.8	1,324.4	2,472.2	1,254.5	1,235.5	2,490.0
Software & Services	114%	104%	108%	111%	91%	100%
	536.9	608.4	1,145.3	594.8	555.2	1,150.0
Software	106%	95%	100%	103%
	78.4	75.6	154.0	80.7
Services	115%	106%	110%	112%
	458.5	532.8	991.3	514.1
Hardware	105%	99%	102%	108%	95%	101%
	610.9	716.0	1,326.9	659.7	680.3	1,340.0
Storage *4	113%	110%	111%	115%
	351.2	420.1	771.3	402.4
Servers *5	121%	95%	106%	93%
	47.3	45.9	93.2	44.2
PCs *6	72%	60%	66%	68%
	37.0	32.5	69.5	25.0
Telecommunication	86%	89%	88%	95%
	61.5	57.4	118.9	58.3
Others	103%	94%	97%	114%
	113.9	160.1	274.0	129.8
Operating income (loss)	60%	76%	71%	90%	152%	138%
	13.8	46.4	60.3	12.4	70.6	83.0
Software & Services	75%	121%	101%	136%	93%	107%
	27.8	56.4	84.2	37.7	52.3	90.0
Hardware	—	—	—	—	—	—
	(14.0)	(10.0)	(24.0)	(25.3)	18.3	(7.0)

Notes: *2.	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months, ended September 30, 2007, include the operating results of Hitachi GST for the six months ended June 30, 2007.
*3.	Figures for each product exclude intra-segment transactions.
*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.
*6.	Figures for PCs include PC servers, client PCs (only commercial use from FY2006), etc.

(2) Storage Solutions (except Hard Disk Drives)

(The upper rows show comparisons to the previous year; Billions of yen)

	Fiscal 2006			Fiscal 2007
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	114%	106%	109%	107%	100%	103%
	162.0	186.0	348.0	174.0	186.0	360.0

(3) Hard Disk Drives *7 *8

(The upper rows show comparisons to the previous year)

Period recorded for consolidated accounting purposes		Fiscal 2006			Fiscal 2007
		1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Shipment Period		Jan. 2006 to Jun. 2006	Jul. 2006 to Dec. 2006	Jan. 2006 to Dec. 2006	Jan. 2007 to Jun. 2007	Jul. 2007 to Dec. 2007	Jan. 2007 to Dec. 2007
Revenues
	Yen (billions of yen)	113%	116%	114%	118%	108%	113%
		252.3	315.8	568.1	298.7	342.2	640.9
	U.S. dollar (millions of dollar)	104%	113%	109%	114%	112%	113%
		2,183	2,694	4,877	2,479	3,021	5,500
Operating income (loss)
	Yen (billions of yen)	—	—	—	—	—	—
		(18.4)	(25.4)	(43.7)	(38.9)	2.1	(36.8)
	U.S. dollar (millions of dollar)	—	—	—	—	—	—
		(159)	(216)	(375)	(323)	23	(300)
Shipments (thousand units) *9		108%	130%	120%	134%	124%	129%
		29,600	40,400	70,000	39,700	50,300	90,000
Consumer and Commercial	1.8/2.5inch *10	126%	139%	133%	126%
		16,100	21,600	37,700	20,300
	3.5inch *11	126%	145%	137%	153%
		10,800	15,800	26,600	16,500
Servers *12		138%	111%	122%	119%
		1,900	2,200	4,100	2,300
Emerging *13		18%	29%	22%	83%
		810	790	1,600	670

< 2nd Half by Quarter >

(The upper rows show comparisons to the previous year)

	Period recorded for consolidated accounting purposes	Fiscal 2006 2nd Half		Fiscal 2007 2nd Half
		3rd quarter	4th quarter	3rd quarter	4th quarter (Forecast)
	Shipment Period	Jul. 2006 to Sep. 2006	Oct. 2006 to Dec. 2006	Jul. 2007 to Sep. 2007	Oct. 2007 to Dec. 2007
	Revenues
	Yen (billions of yen)	127%	107%	109%	107%
		155.0	160.8	169.4	172.8
	U.S. dollar (millions of dollar)	122%	106%	109%	115%
		1,328	1,365	1,450	1,571
	Operating income (loss)
	Yen (billions of yen)	—	—	—	—
		(14.4)	(11.0)	(6.8)	8.9
	U.S. dollar (millions of dollar)	—	—	—	—
		(124)	(93)	(58)	81
	Shipments (thousand units) *9	139%	122%	122%	126%
		19,900	20,500	24,300	25,900
Consumer and Commercial	1.8/2.5inch *10	166%	119%	114%
		11,100	10,400	12,700
	3.5inch *11	151%	141%	144%
		7,200	8,600	10,400
	Servers *12	110%	112%	95%
		1,100	1,200	1,000
	Emerging *13	24%	39%	40%
		450	340	180

Notes: *7.	Figures include intra-segment transactions.
*8.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*9.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
*10.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.
*11.	Desktop-PCs, consumer electronics applications (3.5inch), etc.
*12.	Disk array subsystems, servers (3.5inch), etc.
*13.	Hand held devices (1inch), automotive (2.5inch), etc.

2. Displays

(1) Revenues and Operating Income (Loss)

(The upper rows show comparisons to the previous year; Billions of yen)

	Fiscal 2006			Fiscal 2007
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	107%	102%	105%	94%	106%	100%
	101.0	99.2	200.3	94.6	105.4	200.0
Operating income (loss)	—	—	—	—	74%	360%
	(4.3)	4.9	0.5	(1.6)	3.6	2.0

(2) LCD Revenues

(The upper rows show comparisons to the previous year; Billions of yen)

	Fiscal 2006			Fiscal 2007
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Revenues	107%	108%	108%	100%	99%	99%
	86.0	91.0	177.0	86.0	90.0	176.0

3. Digital Media

Shipments of Main Products *14

(The upper rows show comparisons to the previous year; Thousand units)

	Fiscal 2006			Fiscal 2007
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Optical Disk Drives *15	100%	106%	103%	111%	124%	118%
	36,000	41,000	77,000	40,000	51,000	91,000
Plasma TVs *16	178%	150%	160%	128%	176%	156%
	320	450	770	410	790	1,200
LCD TVs	222%	172%	189%	152%	161%	158%
	200	310	510	300	500	800

Notes: *14.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk
Drives, where shipment less than 100,000 units have been rounded.
*15.	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months, ended September 30, 2007 include the operating results of HLDS for the six months ended June 30, 2007.
*16.	The sum of plasma TV and plasma monitor shipments.

# # #